Lori B. Morgan

lmorgan@bassberry.com

(615) 742-6280

February 3, 2017

John Ganley, Esq.

Mark Zaruba, Esq.

Division of Investment Management, Examiner

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 8626

Washington, D.C. 20549

Re:	Gladstone Capital Corporation – Universal Shelf Registration Statement on Form N-2, File No. 333-208637

Dear John:

On behalf of Gladstone Capital Corporation (the “Company”), and in response to the comments received from the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during phone conversations on January 25, 2017 and February 2, 2017 (the “Comments”), we are hereby transmitting as correspondence the Company’s responses to the Comments to Post-effective Amendment No. 2 to the Company’s Registration Statement on Form N-2, File No. 333-208637 (the “Registration Statement”).

For convenience of reference, each Staff comment pursuant to the abovementioned conversation is set forth below and is followed by the corresponding response of the Company in bolded font.

We are providing to you a courtesy copy of this letter and a proof marked to reflect prospective changes to be made to the disclosures in the Registration Statement (the “Blackline”). We understand that no amendment will be required to be filed publicly and that the changes reflected in the Blackline will be permitted to be made only to a base prospectus that will be filed as a 497 filing after the Staff declares the Registration Statement effective. The Company will include the newly filed base prospectus with any future prospectus supplements used in connection with the Registration Statement. The changes reflected in the Blackline have been made in response to the Staff’s comments. All page references in our responses are to the pages of the Blackline. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

1.	Comment: Where applicable, please correct all section references of “Certain Provisions of Maryland Law and of Our Articles of Incorporation and Bylaws” to “Certain Provisions of Maryland Law and Our Charter and Bylaws.” Please also change any other reference of “articles of incorporation” to “charter” where such term is not a defined term.

150 Third Avenue South, Suite 2800

Nashville, TN 37201

February 3, 2017

Response: In response to the Staff’s comment, the Company will correct the aforementioned references as reflected in the table of contents, and on pages 4, and 75 of the Blackline, as well as change the other references where such term is not a defined term on pages 88, 92, C-1, and the Exhibit Index of the Blackline.

2.	Comment: Please define “lower middle market companies” on page 1 – “Our Investment Objectives and Strategy” or elsewhere in the Registration Statement where this term is used.

Response: In response to the Staff’s comment, the Company will define “lower middle market companies” as reflected on page 1 of the Blackline.

3.	Comment: Please include dollar amounts for annualized figures within the footnotes to the Fees and Expenses Table on page 8, similar to Pre-effective Amendment No. 1 to the Registration Statement or please explain why the dollar amounts were removed in the Registration Statement.

Response: In response to the Staff’s comment, the Company will include dollar amounts for the annualized figures as reflected in footnote 10 on page 6 of the Blackline.

4.	Comment: Please define the “Credit Facility” when it first appears on page 8 of the Registration Statement, and please use the defined term consistently throughout the document.

Response: The Company respectfully submits that “Credit Facility” was defined on page 5 of the Registration Statement, the time it was first used, but will additionally revise disclosure to consistently use the defined term throughout the document, as reflected on pages 8, 58, 59 and F-32 of the Blackline.

5.	Comment: Please confirm the revisions to the Risk Factor “Our most recent NAV was calculated on September 30, 216 and our NAV when calculated effective December 31, 2016 and thereafter may be higher or lower.” on page 11 of the Registration Statement are intended to make more current the risk.

Response: The Company confirms that the revised disclosure is intended to make more current the risk.

February 3, 2017

6.	Comment: We believe that the Company’s preferred stock also shares with common stock the risk that market price could decrease if there are higher market interest rates. Therefore, please add back preferred stock to the final sentence in the final risk factor on page 11.

Response: In response to the Staff’s comment, the Company will revise disclosure as reflected on page 9 of the Blackline.

7.	Comment: Page 15 – Please define “Valuation Team” the first time it appears in the Registration Statement.

Response: In response to the Staff’s comment, the Company will define “Valuation Team” the first time it appears in the Registration Statement, as reflected on pages 11 and 57 of the Blackline.

8.	Comment: Please revise the first risk factor on page 12 of the Registration Statement, to make more clear what is “subject to ongoing economic uncertainty arising from the 2016 U.S. election results” and what may be impacted by factors “such as the unemployment rate or inflation”.

Response: In response to the Staff’s comment, the Company will make clarifying revisions as reflected on page 9 of the Blackline.

9.	Comment: On pages 18 and 28 of the Registration Statement, please mention that the Company did not seek stockholder approval at its 2017 Annual Stockholders’ meeting and indicate whether the Company may seek such approval in the future.

Response: In response to the Staff’s comment, the Company will revise disclosure as reflected on pages 15, 22 and 43 of the Blackline.

10.	Comment: Page 24 – please define “Co-Investment Order” the first time it appears in the Registration Statement.

Response: In response to the Staff’s comment, the Company will revise disclosure as reflected on page 19 of the Blackline.

11.	Comment: Please remove the first full factor on page 29 because the share repurchase program will no longer be in existence as of the date of the prospectus.

Response: In response to the Staff’s comment, the Company will remove the first full risk factor as reflected on page 23 of the Blackline.

February 3, 2017

12.	Comment: Please clarify what “work through” means on page 37 of the Registration Statement because this term may be unclear for someone not familiar with the BDC industry.

Response: In response to the Staff’s comment, the Company will clarify disclosure as requested on page 29 of the Blackline.

13.	Comment: Page 40 – Recent Developments. Please correct and make consistent references to “Liquidity and Capital Resources – Equity – Common Stock” throughout the Registration Statement.

Response: In response to the Staff’s comment, the Company will correct and make consistent the aforementioned references as reflected on page 31 of the Blackline.

14.	Comment: In an appropriate place in the Registration Statement, please disclose that, in connection with investments made pursuant to the Co-Investment Order, a majority of directors that are not interested are required to approve the transaction. The Staff requests this clarification in light of the last sentence on page 74 of the Registration Statement.

Response: In response to the Staff’s comment, the Company will revise disclosure as reflected on page 19 of the Blackline.

15.	Comment: After the last full paragraph on page 75 of the Registration Statement, please insert a subsection titled “Investment Structure” if appropriate.

Response: In response to the Staff’s comment, the Company will revise disclosure as reflected on page 54 of the Blackline.

16.	Comment: On page 106 of the Registration Statement, please revise the sentence beginning with “We are externally managed by our affiliated investment Adviser pursuant to . . .” to “We are externally managed by our Adviser, an affiliate of ours, pursuant to …”

Response: In response to the Staff’s comment, the Company will revise disclosure as reflected on page 77 of the Blackline.

17.	Comment: In the subsection titled “Conflicts of Interest” on page 107 of the Registration Statement, please retain the examples of such conflict that were included in Pre-effective Amendment No. 1 to the Registration Statement filed on March 29, 2016 (“Amendment No. 1”).

February 3, 2017

Response: In response to the Staff’s comment, the Company will revise disclosure as reflected on page 78 of the Blackline.

18.	Comment: Please explain why the language below was included in Amendment No. 1 and was not included in the Registration Statement.

“Our bylaws permit us to advance expenses so long as, in addition to the requirements above, we obtain security for the advance from the director or officer, we obtain insurance against losses arising by reason of lawful advances or we determine that there is reason to believe that the director or officer will be found entitled to indemnification.”

Response: The Company respectfully submits it removed the aforementioned language in the Registration Statement because the language is redundant with the last sentence of the fourth full paragraph on page 99 of the Blackline.

19.	Comment: Page 59 – Please explain in supplemental correspondence what a “delayed draw term loan” is. If this term is not commonly used, consider using a term that is easier to understand.

Response: In response to the Staff’s comment, the Company supplementally notes that a delayed draw term loan is term that is commonly used. Specifically, it is a term loan that allows the borrower to withdraw amounts out of a total pre-approved amount until a specified commitment expiration date. Once drawn and subsequently repaid, the amount is no longer available to the borrower (i.e. the funds are not revolving as is the case with a revolving line of credit).

20.	Comment: Please confirm that you will file an unqualified legality opinion in connection with any takedown of the Registration Statement.

Response: The Company supplementally confirms that it will file an unqualified legality opinion in connection with any takedown of the Registration Statement.

21.	Comment: Page 64 – Portfolio Companies – Please identify the holdings that are “non-qualifying”, provide the percentage of the portfolio that are “non-qualifying” and briefly describe the significance of non-qualification. The Staff notes that Footnote A to the Schedule of Investments in the 9/30/16 10-K provides this disclosure; however, the staff requests that this information also be disclosed on page 64 of the Registration Statement.

Response: In response to the Staff’s comment, the Company will make the requested addition as reflected on page 64 of the Blackline.

22.	Comment: We note Nicole Schaltenbrand is specified as the principal financial officer of the Company on the signature page to the Registration Statement. Please confirm in supplemental correspondence that Ms. Schaltenbrand is also the Company’s principal accounting officer.

February 3, 2017

Response: The Company supplementally confirms that Ms. Schaltenbrand is also the Company’s principal accounting officer.

Please feel free to reach Lori Morgan via phone at 615-742-6280 or via email at lmorgan@bassberry.com or Sehrish Siddiqui via phone at 901-543-5979 or via email at ssiddiqui@bassberry.com with any questions. We look forward to hearing from you soon.

Sincerely,

/s/ Lori B. Morgan

Lori B. Morgan